

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 26, 2008

<u>Via U.S. mail</u>

David Katzir, Chief Executive Officer
T.O.D. Taste on Demand Inc.
55 Hakeshet Street
Reuth, Israel 91708

> **Re: T.O.D. Taste on Demand Inc.**
> **Schedule 14C**
> **Filed August 5, 2008**
> **File No. 333-148928**

Dear Mr. Katzir:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We refer you to your disclosure on page 3 of the information statement in which you state that 53.6% of the votes entitled to be cast at a meeting of the Company's shareholders approved the amendment to the Certificate of Incorporation to increase the number of authorized shares. Please provide us with the list of persons who voted to approve the actions taken. Further, provide us with an analysis explaining how you are entitled to file a Schedule 14C and are not

required to file a Schedule 14A. We note the definition of proxy contained in Rule 14a-1(f).

Purposes and Effect of the Changes, page 5

2.   Please supplement your disclosure to specify whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or Michael Karney at (202) 551-3847 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison

Via facsimile
David Lubin, Esq.
(516) 887-8250